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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 2002
SCHEDULE 13G	Estimated average burden hours per response. . 10.7

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

Gardenburger, Inc.

(Name of Issuer)

Common Stock ($0.001 Par Value)

(Title of Class of Securities)

365476100

(CUSIP Number)

February 21, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 365476100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ultramar Capital, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 710,843

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 710,843

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 710,843

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 7.3%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 365476100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J. Edward Virtue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 710,843

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 710,843

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 710,843

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] 7.3%

11.	Percent of Class Represented by Amount in Row (9) IN

12.	Type of Reporting Person (See Instructions)

CUSIP No. 365476100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MidOcean Associates, SPC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 710,843

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 710,843

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 710,843

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 7.3%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 365476100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MidOcean Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 710,843

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 710,843

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 710,843

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 7.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 365476100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Existing Fund GP, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 710,843

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 710,843

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 710,843

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 7.3%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 365476100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DB Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 710,843

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 710,843

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 710,843

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 7.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 365476100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DB Capital Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 710,843

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 710,843

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 710,843

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 7.3%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer Gardenburger Inc. (the “Issuer”)
	(b)	Address of Issuer's Principal Executive Offices 1411 Southwest Morrison Street, Suite 400, Portland OR 97205

Item 2.
(a)

Name of Person Filing
Ultramar Capital, Ltd.

J. Edward Virtue

MidOcean Associates, SPC;

MidOcean Partners, LP;

Existing Fund GP, Ltd.;

DB Capital Partners, L.P.; and

DB Capital Investors, L.P. (collectively, the “Reporting Persons.”)

There is no written agreement amongst the Reporting Persons as to the disposition or treatment of the reported shares.

	(b)	Address of Principal Business Office or, if none, Residence The address of the principal business office of each Reporting Person is 345 Park Avenue, 16th Floor, New York, NY 10154.
	(c)	Citizenship The citizenship of each of the Reporting Persons is set forth on the cover pages.
	(d)	Title of Class of Securities Common Stock, par value $.001 per share.
	(e)	CUSIP Number 365476100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

DB Capital Investors, L.P. is the direct beneficial owner of 85,000 shares of Series C Convertible Preferred Stock, 15,000 shares of Series D Convertible Preferred Stock and warrants to purchase 85,843 shares of Common Stock (the “Securities”). DB Capital Partners, L.P., Existing Fund GP, Ltd., MidOcean Partners, LP and MidOcean Associates, SPC may all be deemed to be beneficial owners of the Securities as a result of their direct or indirect control relationship with DB Capital Investors, L.P.  DB Capital Partners, L.P. is the general partner of DB Capital Investors, L.P.  Existing Fund GP, Ltd. is the general partner of DB Capital Partners, L.P.  MidOcean Partners, LP is the sole owner of Existing Fund GP, Ltd., and MidOcean Associates, SPC is the general partner of MidOcean Partners, LP.  On February 21, 2003, MidOcean Partners, LP and Existing Fund GP, Ltd. acquired an 80% limited partnership interest and a general partnership interest, respectively in DB Capital Partners, L.P. from DB Capital Partners, Inc.  Prior to this time, none of Ultramar Capital Ltd., Existing Fund GP, Ltd., MidOcean Partners, LP or MidOcean Associates, SPC had a beneficial ownership interest in the Securities.  J. Edward Virtue may be deemed the beneficial owner of the Securities because of his control of the Reporting Persons, but disclaims beneficial ownership except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 3, 2003

ULTRAMAR CAPITAL, LTD.

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Director and Chief Executive Officer

J. EDWARD VIRTUE

/s/ J. Edward Virtue
J. Edward Virtue

MIDOCEAN ASSOCIATES, SPC,
on behalf of MidOcean Partners Segregated Portfolio

By:	Ultramar Capital, Ltd.,
sole director of MidOcean Associates, SPC

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Director and Chief Executive Officer

MIDOCEAN PARTNERS, LP

By:	MidOcean Associates, SPC,
on behalf of MidOcean Partners Segregated Portfolio, as general partner

By:	Ultramar Capital, Ltd.,
sole director of MidOcean Associates, SPC

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Director and Chief Executive Officer

EXISTING FUND GP, LTD.

By:	MidOcean Associates, SPC,
sole director of Existing Fund GP, Ltd.

By:	Ultramar Capital, Ltd.,
sole director of MidOcean Associates, SPC

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Director and Chief Executive Officer

DB CAPITAL PARTNERS, L.P.

By:	Existing Fund GP, Ltd., its general partner

By:	MidOcean Associates, SPC, sole director

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Chief Executive Officer

DB CAPITAL INVESTORS, L.P.

By:	DB Capital Partners, L.P., its general partner

By:	Existing Fund GP, Ltd., its general partner

By:	MidOcean Associates, SPC, sole director

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Chief Executive Officer

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)            Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)           Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  March 3, 2003

ULTRAMAR CAPITAL, LTD.

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Director and Chief Executive Officer

J. EDWARD VIRTUE

/s/ J. Edward Virtue
J. Edward Virtue

MIDOCEAN ASSOCIATES, SPC,
on behalf of MidOcean Partners Segregated Portfolio

By:	Ultramar Capital, Ltd.,
sole director of MidOcean Associates, SPC

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Director and Chief Executive Officer

MIDOCEAN PARTNERS, LP

By:	MidOcean Associates, SPC,
on behalf of MidOcean Partners Segregated Portfolio, as general partner

By:	Ultramar Capital, Ltd.,
sole director of MidOcean Associates, SPC

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Director and Chief Executive Officer

EXISTING FUND GP, LTD.

By:	MidOcean Associates, SPC,
sole director of Existing Fund GP, Ltd.

By:	Ultramar Capital, Ltd.,
sole director of MidOcean Associates, SPC

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Director and Chief Executive Officer

DB CAPITAL PARTNERS, L.P.

By:	Existing Fund GP, Ltd., its general partner

By:	MidOcean Associates, SPC, sole director

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Chief Executive Officer

DB CAPITAL INVESTORS, L.P.

By:	DB Capital Partners, L.P., its general partner

By:	Existing Fund GP, Ltd., its general partner

By:	MidOcean Associates, SPC, sole director

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Chief Executive Officer